UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g)

the Securities Exchange Act of 1934

CITY HOLDING COMPANY

(Exact Name of Registrant as Specified in its Charter)

West Virginia	55-0169957
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

25 Gatewater Road
Cross Lanes, WV	25313
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be registered	Name of each exchange on which each class to be registered
Preferred Share Purchase Rights	Nasdaq

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☒

Securities Act registration file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

NONE

(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

Introductory Statement

On December 15, 2005, the Registrant entered into an amendment (the “Amendment”) to the Rights Agreement (the “Rights Agreement”) dated as of June 13, 2001, between City Holding Company and SunTrust Bank, as Rights Agent. The Amendment eliminated the requirement that certain actions relating to redemption may only be taken by Continuing Directors as defined in the Rights Agreement, thereby amending Sections 23 and 27. The Amendment to the Rights Agreement is attached hereto as Exhibit 4(b), reflects the changes to the Rights Agreement made by the Amendment, and is incorporated herein by reference. The foregoing description of the Amendment is qualified in its entirety by reference to said Exhibit.

The Registrant hereby amends Item 1 of the Registrant’s Form 8-A filed with the Securities and Exchange Commission on June 22, 2001, to read in its entirety as follows and amends Item 2 to add the Amendment as an exhibit to such Form 8-A:

Item 1. Description of Registrant’s Securities to be Registered

On June 13, 2001 (the “Rights Authorization Date”), the Board of Directors of City Holding Company, a corporation organized under the laws of the State of West Virginia (the “Company”), approved a Rights Agreement, dated as of and to be effective as of June 13, 2001 (the “Rights Agreement”), between the Company and SunTrust Bank, as Rights Agent, having the principal terms summarized below. In accordance with the Rights Agreement, the Board also declared a dividend distribution of one right (“Right”) for each outstanding share of common stock of the Company (the “Common Stock”) to shareholders of record at the close of business on July 1, 2001 (the “Record Date”).

Each Right entitles the holder to purchase from the Company one one-thousandth (1/1000/th) of a share of a series of the Company’s preferred stock designated as Junior Participating Cumulative Preferred Stock Series A (“Preferred Stock”) at a price of $40 per one one-thousandth (1/1000/th) of a share, subject to adjustment (the “Purchase Price”). Each one one-thousandth of a share of Preferred Stock is structured to be the equivalent of one share of Common Stock of the Company (“Common Stock”). Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (“Distribution Date”) upon the earlier of (i) the Close of Business on the tenth Business Day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or through inadvertence by certain institutional shareholders or (ii) the Close of Business on the tenth Business Day (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Charleston, West Virginia time) on June 12, 2011 (the “Expiration Date”), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors of the Company or as provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $40 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for an aggregate of $40.

In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger, statutory share exchange, or other business combination transaction (in which the Company is not the surviving corporation), (ii) the Company engages in a merger, statutory share exchange, or other business combination transaction in which the Company is the surviving corporation and any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, each holder of a Right (except as noted below) shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the purchase price of the Right.

The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

At any time (including a time after any person becomes an Acquiring Person), the Company may exchange all or part of the Rights (except as set forth below) for shares of Common Stock (an “Exchange”) at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

At any time prior to the earlier of (i) ten days following the Stock Acquisition Date, and (ii) the Expiration Date, or said later date as the Board may set, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights, as set forth above.

Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

The Rights Agreement (which includes as (i) Exhibit A the form of Articles of Amendment to the Company’s Articles of Incorporation, as amended, (ii) Exhibit B the form of Rights Certificate, and (iii) Exhibit C the Summary of the Rights to Purchase Preferred Stock) is attached to this Registration Statement filed on June 22, 2001 as an exhibit and is incorporated herein by reference. The Amendment is attached hereto to this Form 8-A/A as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and its exhibits and the Amendment.

Item 2. Exhibits

4(a)    Rights Agreement, dated as of June 13, 2001, between City Holding Company and SunTrust Bank, as Rights Agent (attached to, and incorporated by reference from City Holding Company’s Registration Statement on Form 8-A, filed June 22, 2001, with the Securities and Exchange Commission).

4(b)    First Amendment to Rights Agreement dated as of December 15, 2005, by and between City Holding Company and SunTrust Bank, N.A., as Rights Agent. Pursuant to the Rights Agreement, as amended, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned thereto duly authorized.

CITY HOLDING COMPANY

Dated: December 20, 2005	By:	/s/ DAVID L. BUMGARNER
	Its:	Chief Financial Officer

EXHIBIT INDEX

Exhibit		Description

4	(a)	Rights Agreement, dated as of June 13, 2001, between City Holding Company and SunTrust Bank, as Rights Agent (attached to, and incorporated by reference from City Holding Company’s Registration Statement on Form 8-A, filed June 22, 2001, with the Securities and Exchange Commission).

4	(b)	First Amendment to Rights Agreement dated as of December 15, 2005, by and between City Holding Company and SunTrust Bank, N.A., as Rights Agent. Pursuant to the Rights Agreement, as amended, printed Rights Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares.

EXHIBIT 4(b)

FIRST AMENDMENT TO RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO RIGHTS AGREEMENT is made as of the 15th day of December, 2005, by and between City Holding Company, a West Virginia corporation (the “Company”), and SunTrust Bank, a Georgia corporation, as Rights Agent (the ”Rights Agent”). All capitalized terms used herein but not defined herein shall have the meanings set forth in the Rights Agreement (as defined below).

WHEREAS, on June 13, 2001, the Company and the Rights Agent entered into that certain Rights Agreement (the “Rights Agreement”); and

WHEREAS, the Company’s Board of Directors adopted amendments to the Rights Agreement to eliminate the requirement that certain actions relating to redemption may only be taken by Continuing Directors.

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the parties agree as follows:

1.    Section 23 of the Rights Agreement shall be amended in its entirety to read as follows:

Section 23. Redemption.

The Board of Directors of the Company may, at its option, at any time prior to the earlier of (i) the Close of Business on the tenth Business Day following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the Close of Business of the tenth Business Day following the Record Date), and (ii) the Final Expiration Date, as provided herein, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, as such amount may be appropriately adjusted to reflect any combination or subdivision of the outstanding Common Stock, in a dividend payable in Common Stock in respect of the outstanding Common Stock or any other similar transaction occurring after the date hereof (such redemption price being hereafter referred to as the “Redemption Price”).

Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, evidence of which shall have been filed with the Rights Agent, without any further action and without any further notice, the only right of the holders of Rights shall be to receive the Redemption Price and such holders shall have no right to exercise the Rights. Promptly after the action of the Board of Directors of the Company ordering the redemption of the Rights, the Company shall give notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear upon the registry books of the Rights Agent, or, prior to the Distribution Date, on the registry books of the Transfer Agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which payment of the Redemption Price will be made.

Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Section 11(a)(ii) event until the expiration of the Company’s right of redemption hereunder. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Market Price, as defined in Section 11(c)(i) hereof, of the Common Stock at the time of redemption), or any other form of consideration deemed appropriate by the Board of Directors of the Company;

2.    Section 27 of the Rights Agreement be amended to delete the parenthetical in Section 27(iii), specifically deleting the following:

(which lengthening or shortening, under the circumstances described in the provisions to Section 23(a)(i) hereof, shall be effective only if there are Continuing Directors and shall require the concurrence of a majority of such Continuing Directors);

3.    Other than the foregoing amendments, all other provisions of the Rights Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this First Amendment to Rights Agreement to be duly executed as of the date first above written.

CITY HOLDING COMPANY

By:	/S/ CHARLES R. HAGEBOECK
Its:	President & CEO

SUNTRUST BANK

By:	/S/ BRYAN ECHOLS
Its:	Group Vice President